Results of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2012

The annual general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 21, 2013 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2012

2)	Appointment of standing director of Woori Bank

3)	Appointment of outside directors who will serve as members of the Audit Committee

4)	Appointment of outside directors who will not serve as members of the Audit Committee

5)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Agenda details

-Approval of financial statements of Woori Bank for fiscal year 2012
(units: in millions of KRW, unless indicated otherwise)

Total Assets	242,667,808	Revenue	21,157,890

Total Liabilities	224,173,760	Operating Income	1,610,472

Capital Stock	3,829,783	Net Income	1,342,948

Total Shareholder’s Equity	18,494,048	Earnings Per Share	1,675
		(in KRW)

•	Approval of dividend for fiscal year 2012

(units: in KRW)

Dividend per common share	169

Dividend per class share	800

Total dividend amount	173,306,096,299

•	Appointment of standing director of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
			- Current) Deputy President/Director, Woori Bank
			- Compliance Officer, Woori Bank
Yang Jin	Jan. 1,	1 year /	- General Manager, London Branch, Woori Bank
Kim	1956	Re-appointment	- Bachelor of Agricultural Education, Seoul National University

•	Appointment of outside directors of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Keun Lee	Apr.27, 1941	1 year / Re-appointment
- Governor, Financial Supervisory Service
- Chairman, Financial Services Commission
- Chairman, Securities and Futures Commission
- Vice-Chairman, Financial Services Commission
- Ph.D. in Public Administration, Hanyang University

Min Chang	Jan.24, 1965	2 years /New appointment
- Current) Advisor to the Chairman, Financial Services Commission
- Chief, International & Macroeconomic Finance Division, Korea
Institute of Finance
- Director, Monetary Policy Planning & Coordination Team, Bank
of Korea
- Ph.D. in Economics, Michigan State University

•	Total number of directors following the appointments: 10

•	Total number of outside directors following the appointments: 6

•	Appointment for Audit Committee members

Name	Term / Appointment
Min Chang	2 years / New appointment

•	Total number of Audit Committee members, who are non-standing directors: 2

•	Total number of Audit Committee members, who are not outside directors: 1